Exhibit 16.1

March 8, 2024

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Commissioners:

On March 4, 2024, we provided notice to Isabella Bank Corporation (the “Company”) of our decision to not stand for reelection as the Company’s independent registered public accounting firm with respect to the integrated audit and interim review engagements of the Company after completion of the integrated audit of the 2024 consolidated financial statements and internal control over financial reporting.

We have read the statements made by the Company pursuant to Item 4.01 of Form 8-K, which, Form 8-K we understand will be filed with the Securities and Exchange Commission on March 8, 2024 and are in agreement with the disclosures in the referenced Form 8-K, insofar as they pertain to our firm. We have not been requested to provide, nor are we providing, any representations related to the other disclosures included in this Form 8-K.

Respectfully,

/s/ Rehmann Robson LLC

Rehmann Robson LLC